July 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn: Perry Hindin, Special Counsel

Re:	Keypath Education International, Inc. Schedule 13E-3 filed June 25, 2024 File No. 005-94544 Preliminary Proxy Statement on Schedule 14A filed June 25, 2024 File No. 000-56641

Dear Mr. Hindin:

On behalf of Keypath Education International, Inc. (the “Company” or “Keypath”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated July 16, 2024, with respect to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, the comments of the Staff are set forth in bold and italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each containing changes made in response to the Staff’s comments, as well as certain updated information. We are enclosing copies of the Amended Proxy Statement and the Amended Schedule 13E-3 marked to show changes against the initial filings of the Proxy Statement and Schedule 13E-3. Page references in the responses below refer to the Amended Proxy Statement (unless otherwise noted).

Capitalized terms used, but not defined herein, have the meanings assigned to such terms in the Amended Proxy Statement.

Schedule 13E-3 and Preliminary Proxy Statement

Background of the Merger, page 23

1.	Refer to the second whole paragraph on page 25. Please indicate whether the Sponsor’s financial advisor ultimately did assist the Company in preparing a financial projection model and if so, how it was utilized by the Company. With a view to improved disclosure, please advise what consideration was given to identifying the Sponsor’s financial advisor.

Response: In response to the Staff’s comment, the Company has revised pages 24 to 27 of the Amended Proxy Statement to include the requested disclosure. Upon further consideration, the Company has identified the Sponsor’s financial advisor, Macquarie Capital, in the Amended Proxy Statement and provided further information regarding the selection of Macquarie Capital on pages 42 and 43.

Keypath Education International, Inc.

July 26, 2024

2.	Disclosure in the penultimate paragraph on page 28 indicates that “[o]n April 25, 2024, the Company delivered an updated set of projections to BMO for use in their fairness analysis.” Please disclose the differences between the original set of projections and the updated set that is disclosed on page 47.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 28 and 29 of the Amended Proxy Statement.

Position of the Parent Parties and the Rollover Stockholders as to the Fairness of the Merger, page 42

3.	We note the disclosure in the first paragraph of this section including the statements that “[u]nder the SEC rules governing ‘going-private’ transactions, each of the Parent Parties and the Rollover Stockholders is an affiliate of the Company and, therefore, required to express its beliefs as to the fairness of the Merger to the Company’s ‘unaffiliated security holders’ (as defined under Rule 13e-3 under the Exchange Act)” and that “…the Rollover Stockholders are making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and related rules and regulations under the Exchange Act.” We also note that:

●	Messrs. Fireng and O’Hare have entered into certain rollover agreements with TopCo pursuant to which they have agreed to exchange shares of Common Stock for equity interests in TopCo on or prior to the Closing;

●	Mr. Fireng is expected to remain director and Messrs. Fireng and O’Hare are expected to remain officers of the Surviving Corporation; and

●	Mr. Fireng may participate in a new Topco equity incentive program pursuant to which Mr. Fireng will receive an award of “profit interests” equal to 5% of the fully-diluted equity of Topco.

It appears that the Management Rollover Stockholders are engaged in the Rule 13e-3 transaction and should be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. Please revise or advise. Refer to Compliance and Disclosure Interpretation 201.05 for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. In responding to this comment, please provide in your response letter an estimate of the percentage of fully diluted equity interests of Parent which Messrs. Fireng and O’Hare will indirectly hold, as currently indicated by blanks located in the last paragraph on page 49.

Response: In response to the Staff’s comment, the Company has added the Management Rollover Stockholders as signatories of the Amended Schedule 13E-3.

As set forth on pages 21 and 51 of the Amended Proxy Statement, Keypath estimates that Messrs. Fireng, O’Hare and Israel will indirectly hold approximately 6.2%, 0.6% and 0.2%, respectively, of fully diluted equity interests of Parent.

4.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981). We note that the Board has expressly adopted the Special Committee’s analyses, conclusions and unanimous determination as to fairness and that the Parent Parties and the Rollover Stockholders have expressly adopted the analyses and resulting conclusions of the Board and the Special Committee. However, it does not appear that such analyses include the factors described in clauses (iv) or (viii) of the Instructions to Item 1014 or explain why such factors were not deemed material or relevant to either the Board’s or the Parent Parties’ and the Rollover Stockholders’ fairness determinations. Please also note that the last sentence in the penultimate paragraph on page 35 disclosing that “the Special Committee considers the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations” does not address the factor described in clause (iv). Refer to Item 1014(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35-36 and 44 of the Amended Proxy Statement.

Keypath Education International, Inc.

July 26, 2024

Certain Financial Projections, page 46

5.	Disclosure on page 46 indicates that “the Company Financial Projections reflect numerous assumptions and estimates …” Please revise to disclose such assumptions and quantify where practicable.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 47 of the Amended Proxy Statement.

The Company’s Net Book Value and Net Loss, page 50

6.	The table currently has blanks for “Ownership Interest After the Merger.” Please provide in your response letter the current estimate of such interests.

Response: As also provided on page 51 of the Amended Proxy Statement, the current estimates of Ownership Interests after the Merger are as follows:

	Ownership Interest Prior to the Merger				Ownership Interest After the Merger
	Net Book Value		Net Loss		Net Book Value		Net Loss
Name	$’000	%(1)	$’000	%(1)	$’000%		$’000%
Parent	—	—	—	—	49,000	100%	7,400	100%
Majority Stockholder	32,340	66.0%	4,844	66.0%	45,570	93.0%	6,882	93.0%
Steven Fireng	2,176	4.4%	329	4.4%	3,038	6.2%	459	6.2%
Ryan O’Hare	196	0.4%	30	0.4%	294	0.6%	44	0.6%
Eric Israel	132	0.3%	20	0.3%	98	0.2%	15	0.2%

(1)	Ownership interest percentages are based on 214,694,686 shares of Common Stock issued and outstanding as of the date of this proxy statement.

Effects of the Merger, page 62

7.	Please revise the disclosure to describe the effects of the Rule 13e-3 transaction on the subject company, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the Amended Proxy Statement to include the requested disclosure on page 63. The Company further advises the Staff that the effects of the Rule 13e-3 transaction on the Company and on its affiliates is described in the sections “Special Factors—Interests of Certain Persons in the Merger” starting on page 50 of the proxy statement and in the section “Special Factors—Effects of the Merger” starting on page 63 of the proxy statement, respectively.

* * * * *

Keypath Education International, Inc.

July 26, 2024

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that the responses above fully address the comments in the Letter. If you have any questions regarding the Amended Proxy Statement, the Amended Schedule 13E-3 or the above responses, please contact the undersigned at (847) 597-6341 or Eric.Israel@keypathedu.com or Mark Wood of our U.S. counsel, Katten Muchin Rosenman LLP, at (312) 902-5493or Mark.Wood@katten.com.

Sincerely,

/s/ Eric Israel
Eric Israel
General Counsel

cc:	Mark Wood, Katten Muchin Rosenman LLP

Elizabeth McNichol, Katten Muchin Rosenman LLP

Steven Napolitano, Kirkland & Ellis LLP

Peter Seligson, Kirkland & Ellis LLP